VEON completes the sale of Djezzy, receiving USD 682 million Amsterdam, 5 August 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and services, announces that it has received approximately USD 682 million following the completion of the sale of its stake in Djezzy Algeria. This transaction follows VEON’s previously announced strategy to streamline its portfolio. Today’s announcement represents the completion of a transaction announced on 1 July 2021, when VEON disclosed that it had exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Omnium owns the Algerian mobile network operator Djezzy. The cash received from this transaction further strengthens VEON Group’s liquidity position. As of 4 August 2022, VEON Group’s total cash and deposits have increased to USD 3.1 billion, including USD 2.5 billion equivalent of USD- and EUR-denominated cash and deposits held by the headquarters in Amsterdam. Group CEO Kaan Terzioglu commented: “Today, we completed the sale of our share in Djezzy to our partner FNI, marking an important step in our strategy of streamlining VEON’s portfolio. Under the leadership of Matthieu Galvani, the Djezzy team have built an exemplary telecommunications operator, which will continue to contribute to serve Algeria with best-in-class services. I would like to thank to the team for their hard work, and to the FNI for a successful partnership. VEON will continue to focus on large-scale, emerging markets where we can generate value with our digital operator model.” Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

About VEON VEON is a digital operator that provides converged connectivity and digital services to over 200 million customers. Operating across eight countries that are home to more than 8% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com